UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 333-161557

CHINA CERAMICS CO., LTD.
(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5051

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
33 Riverside Avenue
5th Floor
Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

Commencing June 24, 2010, China Ceramics Co., Ltd. (the “Company”) intends to hold presentations for its shareholders and potential shareholders.  A copy of the written materials related to such presentations are attached hereto as Exhibit 99.1 and are incorporated by reference herein.

On June 23, 2010, the Company launched a corporate website at http://www.cceramics.com/. A copy of the corporate profile of the Company included on the corporate website is attached hereto as Exhibit 99.2.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1 99.2	Presentation dated June 2010 Company Profile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 24, 2010

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1 99.2	Presentation dated June 2010 Company Profile